As filed with the Securities                         Registration No. 333-____
and Exchange Commission on May 9, 2000
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-3
              REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                        ------------------------------------
                        VETERINARY CENTERS OF AMERICA, INC.
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
          DELAWARE                                       95-4097995
(State or Other Jurisdiction                          (I.R.S. Employer
 of Incorporation or Organization)                   Identification Number)


                          12401 WEST OLYMPIC BOULEVARD
                       LOS ANGELES, CALIFORNIA 90064-1022
                                 (310) 584-6500
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)
                          ----------------------------
                                  TOMAS FULLER
                       VETERINARY CENTERS OF AMERICA, INC.
                          12401 WEST OLYMPIC BOULEVARD
                       LOS ANGELES, CALIFORNIA 90064-1022
                                 (310) 584-6500
            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent For Service)

                          COPIES OF CORRESPONDENCE TO:

                         C.N. FRANKLIN REDDICK III, ESQ.
                    TROOP STEUBER PASICH REDDICK & TOBEY, LLP
                       2029 CENTURY PARK EAST, 24TH FLOOR
                          LOS ANGELES, CALIFORNIA 90067
                                 (310) 728-3000

       Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
                          -----------------------------

     If the only securities on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE
===========================================================================================
                                                          Proposed Maximum
                                        Proposed Maximum     Aggregate
   Title Of Shares      Amount To Be     Aggregate Price      Offering        Amount Of
   To Be Registered      Registered        Per Unit(1)        Price(1)     Registration Fee
-------------------------------------------------------------------------------------------
 Common Stock, $.001
 par value per share
 (including preferred
    stock purchase
       rights)(2)          170,867            $13.345         $2,280,220        $602
===========================================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) on the basis of the average high and low prices of registrant's common stock reported on the Nasdaq Stock Market's National Market on May 8, 2000.
(2) Preferred stock purchase rights are attached to and trade with the shares of our common stock.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                   Subject to Completion, dated May 9, 2000

                                   PROSPECTUS

                       VETERINARY CENTERS OF AMERICA, INC.
                       170,867 SHARES OF OUR COMMON STOCK
                          (par value $0.001 per share)
                           ---------------------------

     This is an offering of 170,867 shares of our common stock, par value $0.001 per share (the "Common Stock"). These shares are being sold by the selling stockholders named in this prospectus. The selling stockholders acquired their shares in connection with our acquisition of AAH Management Corp. on April 1, 1999. The selling stockholders will determine the selling price of the shares at the time of sale, and we will not receive any of the proceeds from the sale of the shares.

     Our company will not receive any proceeds from the sale of the Common Stock offered by the selling stockholders hereby.

      Our common stock is quoted on the Nasdaq Stock Market's National Market under the symbol "VCAI."

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETED AND MAY BE CHANGED. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SEC. THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

      SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DISCUSSION OF FACTORS YOU SHOULD CONSIDER BEFORE YOU INVEST IN THE COMMON STOCK BEING SOLD WITH THIS PROSPECTUS.

      Our executive offices are located at 12401 West Olympic Boulevard, Los Angeles, California 90064-1022, and our telephone number is (310) 584-6500.
                         ----------------------------------

                    The date of this prospectus is May _, 2000

                          SUMMARY BUSINESS INFORMATION

ABOUT OUR COMPANY.

     Our company was founded in 1986, and we are a leading animal health care company. We have established a premier position in two core businesses, animal hospitals and veterinary diagnostic laboratories. In addition, we own a partnership interest in a joint venture, Vet's Choice, with Heinz Pet Products, which joint venture markets and distributes premium pet foods. We operate the largest network of free-standing, full-service animal hospitals in the country and the largest network of veterinary-exclusive laboratories in the nation.

     Our animal hospitals offer a full range of medical and surgical services for companion animals, including dogs, cats, birds and other household pets. In addition to treating disease and injury, our animal hospitals emphasize pet wellness and offer programs to encourage routine vaccinations, health examinations, spaying and neutering and dental care. Our veterinary laboratories offer a full range of diagnostic and reference tests. Laboratory tests are used by veterinarians to diagnose, monitor and treat diseases through the detection of substances in blood, urine or tissue samples and other specimens. We do not conduct experiments on animals and are not engaged in animal research.

     Our goal is to strengthen our position as a leading animal health care company serving the animal hospital and veterinary diagnostic laboratory markets. We intend to achieve this goal by continuing to:

     o expand our animal hospitals and laboratories businesses through internal growth and acquisitions;

     o achieve cost savings by consolidating operations and realizing economies of scale in marketing, purchasing and administrative support functions, and by implementing our standard management programs;

     o establish brand identification with our company's name through signage, marketing and association with our pet healthcare publication, VCA Family Pet;

     o take advantage of our unique opportunity to deliver our products and services through multiple channels to our customers, primarily veterinarians and pet owners; and

     o capitalize on our leadership position within the animal health care industry to expand into other products and services for veterinarians and pet owners.

     Since 1986, we have expanded rapidly from a single animal hospital in Los Angeles to a nationwide network of 197 animal hospitals in 29 states at March 15, 2000. As a result of these acquisitions and their successful integration into our operations, we have gained a leadership position in the animal hospital industry, which has allowed us to expand into the veterinary diagnostics laboratory business. Since March 1994, we have acquired the businesses of 18 veterinary diagnostic laboratories, which have been consolidated into 13 facilities as of March 15, 2000, making us the nation's largest network of veterinary-exclusive diagnostic laboratories serving over 13,000 animal hospitals located in all 50 states. We plan to continue our aggressive hospital acquisition program. We will also consider acquiring multiple hospital organizations and veterinary diagnostic laboratories, as opportunities arise.

THE MERGER.

     On March 30, 2000, we entered into an Agreement and Plan of Merger with Vicar Recap, Inc., a Delaware corporation and wholly owned by Green Equity Investors III, L.P., and Vicar Operating Company, Inc., a Delaware corporation and wholly owned subsidiary of our company. According to the terms of the merger agreement, we will be merged with and into Vicar Recap, with our company as the surviving corporation. As a result of the merger, Green Equity Investors III and a group of our directors officers and employees will become the owners of 100% of our common stock. In the merger, each outstanding share of our common stock, par value $0.001 per share, (other then shares held by dissenting stockholders, Vicar Recap, Green Equity Investors III and in our treasury) will be converted into the right to receive a cash payment of $15.00, without interest.

     Since certain members of management of our company have a direct financial interest in the merger, the Board of Directors established a special committee, comprised of members with no financial interest in the merger, to assess the merger. The special committee retained two financial advisors, Jefferies & Company, Inc. and Houlihan Lokey Howard & Zukin Capital, to assess the fairness of the merger. Both financial advisors found the $15.00 per share price to be fair, from a financial point of view, to our public stockholders. Relying on the special committee's unanimous approval of the merger agreement and related transactions, the Board of Directors approved the merger agreement and related transactions.

     Completion of the merger is subject to various conditions, including approval of the merger by our stockholders, securing the financing necessary in connection with the consummation of the merger, obtaining all necessary permits and approvals and the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act Of 1976, as amended, or HSR Act. In addition, the completion of the merger is subject to the execution of certain agreements including, a management services agreement, a stockholders' agreement and various employment agreements.

     The merger agreement provides that under certain conditions, we may terminate the merger agreement and accept a proposal determined by the Board of Directors to be superior, from a financial point of view, to our stockholders (other then to the management stockholders), subject to the payment of a termination fee to Vicar Recap of $10 million. The merger agreement further provides that in the event we are not required to pay the $10 million termination fee and the merger is terminated because we breached a covenant or representation or warranty contained in the merger agreement or are unable to obtain stockholder approval of the merger agreement and related transactions, we may be required to pay Vicar Recap fees and expenses, up to $1 million, incurred in connection with the merger. Either party may terminate the merger agreement if the merger is not consummated on or before September 30, 2000, subject to certain conditions.

     We will file with the Commission a preliminary Proxy Statement on Schedule 14A pursuant to Rule 14a-1 of the Exchange Act, with respect to the scheduling of a special meeting of our stockholders to vote on the approval and adoption of the merger agreement and related transactions. Concurrently with such filing, we will also file with the Commission a Schedule 13e-3 Transaction Statement pursuant to Rule 13e-3 of the Exchange Act with respect to the merger and related transactions. In addition, our company and Vicar Recap will file with the Antitrust Division of the Department of Justice and the Federal Trade Commission certain notification and report forms with respect to the merger and related transactions pursuant to the requirements of the HSR Act and the rules and regulations promulgated thereunder.

                                  RISK FACTORS

     Readers should consider carefully the following factors, in addition to the other information contained in this prospectus, in evaluating us and our business.

CERTAIN RISKS ASSOCIATED WITH THE MERGER.

     On March 30, 2000, we entered into the merger agreement with Vicar Recap and Vicar Operating, pursuant to which we will be merged with and into Vicar Recap, with our company as the surviving corporation. Upon the consummation of the merger, we will be owned by Green Equity Investors III and by certain current members of management of our company. In the merger, each outstanding share of our common stock (other than shares held by dissenting stockholders, Vicar Recap, Green Equity Investors III and in our treasury) will be converted into the right to receive a cash payment of $15.00, without interest. We retained two financial advisors to assess the fairness of the merger. Both financial advisors found the $15.00 per share price to be fair, from a financial point of view, to our public stockholders.

     Consummation of the merger is subject to various conditions, including approval of the merger by our stockholders, securing the financing necessary to consummate the merger and related transactions, obtaining all necessary permits and approvals and the expiration of the applicable waiting period under the HSR Act. Although Vicar Recap has obtained binding commitments for the required financing, these commitments also contain a variety of conditions. As a result of the various conditions to complete the merger, we cannot assure you that the merger will be consummated.

     It is expected that if the merger is not consummated for any reason, our current management, under the direction of the Board of Directors, will continue to manage our company as an on-going business. Currently, we are not considering any other merger proposals as alternatives to the merger. If, for any reason, the merger is not consummated, we cannot assure you that any other transaction acceptable to us will be offered or that our operations will not be adversely impacted.

     If the merger is consummated, we will be a privately held corporation. The public stockholders will cease to have any ownership interest in, or rights as, stockholders of our company, including the payment of any dividends on our common stock. Further, the public stockholders will not benefit from any increase or bear the risk of any decrease in the value of our company.

WE MAY NOT BE ABLE TO MANAGE OUR GROWTH.

     Since January 1, 1996, we have experienced rapid growth and expansion. In 1996, we acquired The Pet Practice Inc., Pets' Rx, Inc., as well as 22 individual animal hospitals and six veterinary diagnostic laboratories. In 1997, we acquired 15 animal hospitals and three veterinary diagnostic laboratories. In 1998, we acquired 11 animal hospitals and one veterinary diagnostic laboratory. In 1999, we acquired 39 animal hospitals and two veterinary diagnostic laboratories. As a result of these acquisitions, our revenues grew from $181.4 million in 1996 to $320.6 million in 1999. In 2000, through March 15, 2000, we acquired six animal hospitals, of which two were merged upon acquisition into existing facilities of ours, and one veterinary diagnostic laboratory, which was also merged upon acquisition into an existing facility.

     We have experienced, and will continue to experience, a strain on our administrative and operating resources. Our growth has also increased the demands on our information systems and controls. We cannot guarantee that we will be able to identify, consummate and integrate acquired companies without substantial delays, costs or other problems. Once integrated, these acquired companies may not be profitable. In addition, acquisitions involve several other risks including:

     o    adverse short-term effects on our reported operating results;
     o    impairments of goodwill and other intangible assets;
     o    the diversion of management's attention;
     o    the dependence on retention, hiring and training of key personnel;

     o    the amortization of intangible assets; and
     o    risks associated with unanticipated problems or legal liabilities.

     Our failure to manage our growth effectively will have a material adverse effect on our results of operations and our ability to execute our business strategy.

DEPENDENCE ON ACQUISITIONS FOR GROWTH--IF WE DO NOT ACHIEVE OUR ACQUISITION PROGRAM STRATEGY OUR GROWTH WILL BE DIMINISHED.

     We plan to grow primarily by acquisitions of established animal hospitals. Our acquisition strategy involves a number of factors which are difficult to control including:

     o    the identification of potential acquisition candidates;
     o    the willingness of the owners to sell on reasonable terms;
     o    the satisfactory completion of negotiations; and
     o    minimal disruption to our existing operations.

     Also, our acquisitions may be subject to pre-merger or post-merger review by governmental authorities for antitrust and other legal and regulatory compliance. Any adverse regulatory decision may negatively affect our operations by assessing fines or penalties or requiring us to divest one or more of our operations.

     Our acquisition strategy may cause us to divert our time from operating matters, which may cause the loss of business and personnel. There are also possible adverse effects on earnings resulting from the possible loss of acquired customer bases, amortization of goodwill created in purchase transactions and the contingent and latent risks associated with the past operations of, and other unanticipated problems arising in, the acquired business. If we have sufficient capital, our acquisition strategy involves the acquisition of at least 15 to 25 facilities per year. We currently do not have commitments to effect any material acquisitions but may enter into agreements to do so in the future. We intend to fund additional animal hospital and veterinary diagnostic laboratory acquisitions with a combination of cash, assumption of liabilities, promissory notes and shares of our common stock. Our success is dependent upon our ability to timely identify, acquire, integrate and manage profitability of acquired businesses. If we cannot do this, our business and growth may be harmed.

SUBSTANTIAL LEVERAGE--OUR SIGNIFICANT AMOUNT OF INDEBTEDNESS COULD ADVERSELY AFFECT OUR FINANCIAL HEALTH.

     We have a significant amount of indebtedness. We incurred our debt primarily in connection with the acquisition of our animal hospitals and veterinary diagnostic laboratories and through the sale of the $84,385,000 of 5.25% convertible debentures in April 1996. In certain instances, the debt we incur in connection with the acquisition of animal hospitals is secured by the assets of the acquired hospital. At December 31, 1999, we have consolidated long-term obligations (including current portion) of $161.5 million and our ratio of long-term debt (including current portion) to total stockholders' equity was 0.7 to 1.0. We will require substantial capital to finance our anticipated growth, so we expect to incur additional debt in the future.

WE HAVE RISKS ASSOCIATED WITH OUR INTANGIBLE ASSETS.

     A substantial portion of our assets consists of intangible assets, including goodwill and covenants not to compete relating to the acquisition of animal hospitals and veterinary diagnostic laboratories. At December 31, 1999, our balance sheet reflected $295.7 million of intangible assets of these types, which is a substantial portion of our total assets of $426.5 million at that date. We expect that the aggregate amount of goodwill and other intangible assets on our balance sheet will increase as a result of future acquisitions. An increase may have an adverse impact on earnings because goodwill and other intangible assets will be amortized against earnings. If our company is sold or liquidated, we cannot assure you that the value of these intangible assets will be realized.

     We continually evaluate whether events and circumstances have occurred that suggest that we may not be able to recover the remaining balance of our intangible assets or that the estimated useful lives of our intangible assets has changed. If we determine that certain intangible assets have been impaired, we will reduce the carrying value of those intangible assets, which could have a material adverse effect on our results of operations during the period in which we recognize the impairment. Also, if we determine that the estimated useful life of certain intangible assets has decreased, we will accelerate depreciation or amortization of that asset, which could have a material adverse effect on our results of operations. We recognized a write-down of goodwill and related assets in the amount of $9.5 million as part of our restructuring plan adopted during the third and fourth quarters of 1996. We may have further write-down in future periods.

FLUCTUATIONS IN QUARTERLY RESULTS--OUR OPERATING RESULTS VARY SIGNIFICANTLY FROM QUARTER TO QUARTER WHICH COULD IMPACT OUR STOCK PRICE.

     Our operating results may fluctuate significantly in the future. We believe that quarter to quarter or annual comparisons of our operating results are not a good indication of our future performance. Historically, we have experienced higher sales in the second and third quarters than in the first and fourth quarters. The demand for our veterinary services is higher during warmer months because pets spend a greater amount of time outdoors, where they are more likely to be injured and are more susceptible to disease and parasites. Also, use of veterinary services may be affected by levels of infestation of fleas, heartworms and ticks, and the number of daylight hours, as well as general economic conditions. A substantial portion of our costs are fixed and do not vary with the level of demand for our services. Therefore, net income for the second and third quarters at individual animal hospitals and veterinary diagnostic laboratories generally is higher than in the first and fourth quarters.

OUR SUCCESS DEPENDS ON KEY MEMBERS OF MANAGEMENT.

     Our success will continue to depend on our executive officers and other key management personnel, particularly our Chief Executive Officer, Robert L. Antin. Our company has employment contracts with Mr. Robert Antin, Mr. Arthur Antin, Chief Operating Officer, and Mr. Neil Tauber, Senior Vice President. Each of these agreements terminates in January 2002. None of our officers is a party to non-competition covenants which extend beyond the term of their employment with us. We do not maintain any key man life insurance coverage on the lives of our senior management. As we continue to grow, we will continue to hire, appoint or otherwise change senior managers and other key executives. We cannot assure you that we will be able to retain our executive officers and key personnel or attract additional qualified members to management in the future. Also, the success of certain of our acquisitions may depend on our ability to retain selling veterinarians of the acquired companies. If we lose the services of any key manager or selling veterinarian, our business may be materially adversely affected.

COMPETITION.

     The animal health care industry is highly competitive. We believe that the primary competitive factors in connection with animal hospitals include:

     o    convenient location;
     o    recommendation of friends;
     o    reasonable fees;
     o    quality of care; and
     o    convenient hours.

     Our primary competitors for our animal hospitals in most markets are individual practitioners or small, regional multi-clinic practices. Also, regional pet care companies and certain national companies, including operators of super-stores, are developing multi-regional networks of animal hospitals in markets in which we operate. We believe that the primary competitive factors in connection with veterinary diagnostic laboratories include:

     o    quality;
     o    price; and
     o    time required to report results.

     There are many clinical laboratory companies which provide a broad range of laboratory testing services in the same markets we service. Also, several national companies provide on-site diagnostic equipment that allows veterinarians to perform their own laboratory tests.

LITIGATION RELATING TO THE MERGER.

     We are aware of six complaints that have been filed relating to the merger of our company with Vicar Recap. Our company and members of the Board of Directors have been named as defendants in class action lawsuits filed in the Delaware Court of Chancery and the California Superior Court.

     While the allegations contained in each complaint are not identical, the complaints generally assert that the $15.00 per share price to be paid to our public stockholders is inadequate and does not represent the value of the assets and future prospects of our company. The complaints also generally allege that the defendants engaged in self-dealing without regard to conflicts of interest and that the defendants breached their fiduciary duties in approving the merger agreement.

     The complaints seek certification of a class of all our stockholders whose stock will be acquired in connection with the merger and seek injunctive relief that would, if granted, prevent the completion of the merger. The complaints also seek unspecified damages, attorneys' fees and other relief. We believe that the allegations contained in the complaints are without merit and intend to contest the actions vigorously. The individual defendants have advised us that they also believe that the allegations in the complaints are without merit and that they intend to contest the actions vigorously.

     We cannot assure you that we will successfully defend the allegations included in the complaints. Regardless of whether the merger is consummated or the outcome of the lawsuits, our company may incur significant related expenses and costs that could have an adverse effect on our company's business and operations. Furthermore, the cases could involve a substantial diversion of the time of some members of management. Accordingly, we are unable to estimate the impact of any potential liabilities associated with the complaints.

OUR BUSINESS IS SUBJECT TO GOVERNMENT REGULATION.

     The laws of many states prohibit veterinarians from splitting fees with non-veterinarians and prohibit business corporations from providing, or holding themselves out as providers of, veterinary medical care. These laws vary from state to state and are enforced by the state or local courts and by regulatory authorities with broad discretion. While we seek to comply with these laws in each state in which we operate, we cannot assure you that, given varying and uncertain interpretations of these laws, we are in compliance with these restrictions in all states. A determination that we violate any applicable restriction on the practice of veterinary medicine in any state in which we operate could have a material adverse effect on our operations if we are unable to restructure our operations to comply with the requirements of those states.

WE ARE SUBJECT TO ANTI-TAKEOVER PROVISIONS.

     Our Board of Directors is authorized to issue up to 2,000,000 shares of preferred stock. Our Board is also authorized to determine the price, rights, preferences and privileges of those shares without any further vote or action by the stockholders. The rights of the holders of any preferred stock may adversely affect the rights of holders of our common stock. Our ability to issue preferred stock gives us flexibility concerning possible acquisitions and financings, but it could make it more difficult for a third party to acquire a majority of our outstanding voting stock. In addition, any preferred stock to be issued may have other rights, including economic rights, senior to our common stock which could have a material adverse effect on the market value of our common stock.

     We are subject to Delaware laws that could have the effect of delaying, deterring or preventing a change in control of our company. One of these laws prohibits us from engaging in a business combination with any interested stockholder for a period of three years from the date the person became an interested stockholder, unless some conditions are met. In addition, provisions of our Certificate of Incorporation and By-laws could have the effect of discouraging potential takeover attempts or making it more difficult for stockholders to change management. Also, H.J. Heinz Company has an option to purchase our interest in the Vet's Choice joint venture if there is a change in control (as defined in that agreement), which may have the same effect. As a result, stockholders may not have the opportunity to sell their shares at a substantial premium over the market price of the shares.

     In addition, we have adopted a stockholder rights plan, under which we distributed a dividend of one right for each outstanding share of our common stock. These rights will cause substantial dilution to the ownership of a person or group that attempts to acquire us on terms not approved by our Board of Directors and may have the effect of deterring hostile takeover attempts.

SHARES ELIGIBLE fOR FUTURE SALE MAY IMPACT OUR STOCK PRICE.

     Future sales by existing stockholders could adversely affect the prevailing market price of our common stock. As of May 2, 2000, we had 21,918,269 shares of common stock outstanding (including 620,511 shares held in treasury), most of which are either freely tradable in the public market without restriction or tradable in accordance with Rule 144 under the Securities Act of 1933, as amended. As of May 2, 2000, there are also 3,778,844 shares of common stock issuable upon exercise of outstanding stock options; and 2,456,623 shares issuable upon conversion of convertible debentures.

VOLATILITY OF STOCK PRICE.

     Historically, our stock price has been volatile. Factors that may have significant impact on the market price of our stock include:

     o    variations in quarterly operating results;
     o    litigation involving us;
     o    announcements by us or our competitors; and
     o    general conditions in the animal health care industry.

     The stock market in recent years has fluctuated in price and volume significantly. These fluctuations have been unrelated or disproportionate to the operating performance of publicly traded companies. Our future earnings and stock price may be subject to significant volatility, particularly on a quarterly basis. Shortfalls in our revenues or earnings in any given period relative to the levels expected by securities analysts could immediately, significantly and adversely affect the trading price of our common stock.

                                 USE OF PROCEEDS

     We will not receive any proceeds from the sale of the securities offered by the selling stockholders hereunder.

                              SELLING STOCKHOLDERS

     The selling stockholders are former securityholders and/or employees of AAH Management Corp. We issued the shares covered by this prospectus to the selling stockholders in connection with our acquisition of AAH Management Corp. on April 1, 1999.

     The following table contains certain information about the beneficial ownership of our common stock by the selling stockholders as of December 31, 1999.

     Prior to April 1, 1999, no selling stockholder had ever held any position or office with us or been employed by us or any of our affiliates. Since April 1, 1999, certain selling stockholders (as indicated in the following table) have become full-time employees of our company.

                       Common Stock
                        Owned Prior
                          to the                      Common Stock Owned After
                        Offering(1)                     the Offering(1) (2)
                       -------------                  ------------------------
                                       Number of
                                      Shares to be
    Name of Selling      Number of    sold in the     Number of     Percent of
      Stockholder         Shares        Offering        Shares         Class
---------------------    ---------    ------------    ---------     ----------
 Robert B. Cohen (3)      106,522        42,609         63,913           *

 Brian Cohen               17,017         6,807         10,210           *

 Jill Cohen UGMA           17,017         6,807         10,210           *

 Richard S. Groberg        37,526        15,011         22,515           *
 UGMA (3)

 Delainey Groberg UGMA      2,127           851          1,276           *

 Lhara Groberg UGMA         2,127           851          1,276           *

 Alvin Cohen               23,824         9,530         14,294           *

 Mitchell Klein             3,072         1,229          1,843           *

 Waveland Partners, L.P.  109,342        43,734         65,608           *

 Waveland Partners            865           865              0           *
 Limited

 W.H.I. Growth Fund,       37,883        15,154         22,729           *
 L.P.

 William Harris & Co.      16,098         6,440          9,658           *
   Employee Profit
   Sharing Trust

 Harris Foundation #2       9,470         3,788          5,682           *


                                     Page 9


 Couderay Partners         7,766         3,107          4,659            *

 Astro Communications,
 Inc.                      6,846         2,739          4,107            *

 Irving Harris             7,576         3,031          4,545            *

 HFF Partners              5,274         2,110          3,164            *

 Fred Holubow              1,894           758          1,136            *

 Jerome Kahn Jr.           1,894           758          1,136            *
  Revocable Trus

 Lawrence Cohen (3)        3,125         3,125              0            *

 Joseph Soccadato          1,563         1,563              0            *

-------------------------
* Less than one percent.

(1) Assumes that the selling stockholder did not purchase or sell any shares of our common stock following the receipt of such shares offered under this prospectus.
(2)  Assumes that all of the shares registered will be sold in the offering.
(3)  Identifies full-time employee of our company.

                              PLAN OF DISTRIBUTION

     We are registering the shares covered by this prospectus on behalf of the selling stockholders. We have agreed to pay all registration expenses incurred in connection with registering the shares covered by this prospectus.

     The shares may be offered and sold by the selling stockholders directly to purchasers or through one or more underwriters, brokers, dealers or agents, in one or more types of transactions:

     o    on the Nasdaq National Market;

     o    in negotiated transactions;

     o    through put or call options relating to the shares;

     o    through short sales of shares; or

     o a combination of these methods of sale, at market prices or at negotiated prices.

     The selling stockholders may also pledge shares under loans, and upon a default by a selling stockholder, the pledged shares might be sold under this prospectus.

     The selling stockholders and any broker-dealers that act in connection with the sale of shares might be considered "underwriters" under the Securities Act. Any commissions received by broker-dealers and any profit on the resale of the shares sold by them might be considered to be underwriting discounts or commissions under the Securities Act. Because the selling stockholders may be considered underwriters under the Securities Act, the selling stockholders will be required to deliver a prospectus in connection with the sale of their shares. The anti-manipulative provisions of Regulation M promulgated under the Securities and Exchange Act of 1934, as amended, may apply to their sales of shares in the market.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     Federal securities law requires us to file information with the Securities and Exchange Commission concerning our business and operations. We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You can read and copy any of these materials at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Securities Exchange Commission at 1-800-SEC-0330. Our reports, proxy and information statements and other information regarding us, filed with the Securities and Exchange Commission, are also available on the Securities and Exchange Commission's Internet site at "http://www.sec.gov." You can also inspect such materials at the offices of the Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006.

     The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the following documents:

o    Annual Report on Form 10-K for the year ended December 31, 1999;
o Annual Report on Form 10-K/A Amendment No. 1 to the Annual Report on Form 10-K for the year ended December 31, 1999;
o Annual Report on Form 10-K/A Amendment No. 1 to the Annual Report on Form 10-K for the year ended December 31, 1998;
o Annual Report on Form 10-K/A Amendment No. 2 to the Annual Report on Form 10-K for the year ended December 31, 1999;
o Current Report on Form 8-K filed April 4, 2000; o Current Report on Form 8-K filed April 6, 2000;
o    Current Report on Form 8-K filed April 14, 2000;
o The description of our common stock contained in our Registration Statement on Form 8-A filed pursuant to Section 12 of the Exchange Act, and any amendment or report filed for the purpose of updating such description;
o The description of our Series B Preferred Stock contained in our Registration Statement on Form 8-A filed pursuant to Section 12 of the Exchange Act, and any amendment or report filed for the purpose of updating such description; and
o All documents filed by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of this offering.

     We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus. You may request a copy of any or all of the information incorporated by reference by written or oral request, at no cost, by contacting us at the following address or telephone number:

                                  Tomas Fuller
                       Veterinary Centers of America, Inc.
                          12401 West Olympic Boulevard
                       Los Angeles, California 90064-1022
                                 (310) 584-6500

                                  LEGAL MATTERS

     Troop Steuber Pasich Reddick & Tobey, LLP, Los Angeles, California, has rendered to us a legal opinion as to the validity of the common stock covered by this prospectus.

                                    EXPERTS

     The audited consolidated financial statements incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.


                 PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.          OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The estimated expenses in connection with the offering are as follows:

                                                                       Amount
                                                                   -------------

Registration Fees Under the Securities Act...............          $      602
                                                                    ------------

NASD Filing Fees.........................................          $     *
                                                                    ------------

Blue Sky Fees............................................          $     *
                                                                    ------------

Printing and Engraving Fees..............................          $     *
                                                                    ------------

Legal Fees...............................................          $   10,000
                                                                    ------------

Accounting Fees..........................................          $    2,500
                                                                    ------------

Registrar and Transfer Agent Fees........................          $     *
                                                                    ------------
      TOTAL..............................................          $   13,102
                                                                    ============

----------------

* Not applicable or none.

ITEM 15.          INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article Nine of our Certificate of Incorporation and Article Five of our By-laws provide for the indemnification by us of each of our directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law, or DGCL, as the same exists or may hereafter be amended. Additionally, Article Nine of our Certificate of Incorporation provides that a director of our company shall not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Section 102(b)(7) of the DGCL provides that a provision so limiting the personal liability of a director shall not eliminate or limit the liability of a director for, among other things: breach of the duty of loyalty; acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; unlawful payment of dividends; and transactions from which the director derived an improper personal benefit.

     Section 145 of the DGCL provides that we may indemnify an officer or director who is made a party to a "proceeding" (including a law suit or derivative action) because of his position, if he acted in good faith in a manner he reasonably believed to be in or not opposed to our best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful, and may advance expenses incurred in defending any proceeding in certain cases. If the director or officer is successful on the merits or otherwise, he must be indemnified against all expenses actually and reasonably incurred. If the officer or director is adjudged liable, indemnity can be made only by court order.

     We have also entered into an indemnity agreement with our directors which provides for mandatory indemnity of an officer or director made party to a "proceeding" by reason of the fact that he or she is or was one of our a directors, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of our company. The indemnity agreement also obligates us to advance expenses to a director provided that he or she is not entitled to partial indemnification. Directors are also entitled to partial indemnification, and indemnification for expenses incurred as a result of acting at our request as a director, officer or agent of an employee benefit plan or other partnership, corporation, joint venture, trust or other enterprise owned or controlled by us.

ITEM 16.    EXHIBITS.

     See the Exhibit Index of this registration statement.

ITEM 17.    UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof; and

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of the appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on May 4, 2000.

                                         VETERINARY CENTERS OF AMERICA, INC.

                                         By:    /S/ TOMAS W. FULLER
                                         --------------------------------------
                                                Tomas W. Fuller
                                                VICE PRESIDENT,
                                                CHIEF FINANCIAL OFFICER,
                                                AND ASSISTANT SECRETARY

                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert L. Antin and Tomas W. Fuller or any one of them, his attorney-in-fact and agent, with full power of substitution, for him in any and all capacities, to sign any amendments to this Registration Statement on Form S-3, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or their substitutes, may do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 has been signed below by the following persons in the capacities indicated, on May 4, 2000.

             SIGNATURE                                TITLE
             ---------                                -----



        /S/ ROBERT L. ANTIN      President, Chief Executive Officer and Chairman
    ---------------------------  of the Board (Principal Executive Officer) and
          Robert L. Antin        Director

        /S/ ARTHUR J. ANTIN      Senior Vice President, Chief Operating Officer,
    ---------------------------  Secretary and Director
           Arthur J. Antin

          /S/ NEIL TAUBER        Senior Vice President, Treasurer and
    --------------------------   Director
            Neil Tauber

        /S/ THOMAS W. FULLER     Vice President, Chief Executive Officer and
    --------------------------   Assistant Secretary (Principal Financial and
          Thomas W. Fuller       Accounting Officer

           /S/ JOHN HEIL         Director
    --------------------------
             John Heil

         /S/ JOHN CHICKERING     Director
    --------------------------
           John Chickering

     /S/ DR. RICHARD GILLESPIE   Director
    --------------------------
       Dr. Richard Gillespie

                                  EXHIBIT INDEX

NO.   ITEM                                                                  PAGE

5.1   Opinion of Troop Steuber Pasich Reddick & Tobey, LLP

23.1  Consent of Arthur Andersen LLP

23.3  Consent of Troop Steuber Pasich Reddick & Tobey, LLP
      (included as part of Exhibit 5.1)

24.1  Power of Attorney (included on the signature page hereof)